Long-Term Care Agreement

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. To the extent any of the provisions contained in this agreement are contrary to, or inconsistent with, those of the policy, the provisions of this agreement will control. This agreement is effective as of the original policy date of the policy. This agreement does not have cash values or loan values.

Disclosures

CAUTION

THE ISSUANCE OF THIS LONG-TERM CARE AGREEMENT IS BASED UPON YOUR RESPONSES TO THE QUESTIONS ON YOUR APPLICATION. A COPY OF YOUR APPLICATION IS ENCLOSED. IF YOUR ANSWERS ARE INCORRECT OR UNTRUE, THE COMPANY HAS THE RIGHT TO DENY BENEFITS OR RESCIND THIS AGREEMENT. THE BEST TIME TO CLEAR UP ANY QUESTIONS IS NOW, BEFORE A CLAIM ARISES. IF, FOR ANY REASON, ANY OF YOUR ANSWERS ARE INCORRECT, CONTACT THE COMPANY AT THE CONTACT INFORMATION SHOWN ON YOUR POLICY.

THIS AGREEMENT IS INTENDED TO PROVIDE TAX QUALIFIED LONG-TERM CARE INSURANCE BENEFITS UNDER SECTION 7702B OF THE INTERNAL REVENUE CODE, AS AMENDED. HOWEVER, BENEFITS PAID UNDER THIS AGREEMENT MAY BE TAXABLE. YOU SHOULD CONSULT YOUR TAX ADVISOR.

IF WE ARE REQUIRED TO MAKE A CHANGE TO THIS TAX-QUALIFIED LONG-TERM CARE AGREEMENT TO CONFORM TO CHANGES IN THE REQUIREMENTS OF THE INTERNAL REVENUE CODE, WE SHALL NOTIFY YOU OF THE REQUIRED CHANGES. IF YOU REJECT THE CHANGES, THE AGREEMENT MAY NO LONGER BE TAX-QUALIFIED. YOU SHOULD CONSULT A FINANCIAL PLANNING PROFESSIONAL TO DISCUSS ANY REQUIRED CHANGES.

RECEIPT OF ACCELERATED DEATH BENEFITS UNDER THIS AGREEMENT MAY ADVERSELY AFFECT YOUR ELIGIBILITY FOR GOVERNMENTAL BENEFITS OR PUBLIC ASSISTANCE PROGRAMS SUCH AS MEDICAID.

BRIEF DESCRIPTION

THIS IS A TAX QUALIFIED ACCELERATION OF DEATH BENEFITS FOR LONG-TERM CARE AGREEMENT THAT COVERS CARE SUCH AS NURSING CARE, HOME AND COMMUNITY BASED CARE, AND INFORMAL CARE AS DEFINED IN THIS AGREEMENT. THIS AGREEMENT PROVIDES A MONTHLY CASH INDEMNITY BENEFIT PAYMENT FOR QUALIFIED LONG-TERM CARE SERVICES.

NOTICE TO OWNER

THIS AGREEMENT MAY NOT COVER ALL OF THE COSTS ASSOCIATED WITH LONG-TERM CARE THAT THE INSURED INCURS. YOU ARE ADVISED TO REVIEW ALL BENEFIT LIMITATIONS CAREFULLY.

THIS AGREEMENT IS NOT MEDICARE SUPPLEMENT COVERAGE.

IF THE INSURED IS ELIGIBLE FOR MEDICARE, REVIEW THE GUIDE TO HEALTH INSURANCE FOR PEOPLE WITH MEDICARE. PLEASE REFER TO THE SOCIAL SECURITY ADMINISTRATION WEBSITE FOR MORE DETAILS.

Renewability

This agreement is guaranteed renewable. This means that we may not, on our own, cancel or reduce coverage provided by this agreement. Subject to the termination provision in the Additional Information section of this agreement, this agreement will remain in force for as long as the policy remains in force and there is sufficient accumulation value to cover the charges for this agreement. We have the right to change the cost of insurance rate for this agreement as provided in the Charges section of this agreement.

Notice of your right to examine this agreement

You may return this agreement for any reason within 30 days after its delivery by returning it to us or to any life insurance agent appointed by us. Immediately upon return, this agreement will be deemed void from the beginning. Any charges assessed for this agreement will be restored to the accumulation value.

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Table of Contents

Definitions	[2]

Benefits	[7]

Charges	[7]

Eligibility for Cash Indemnity Benefit Payments	[8]

Exclusions and Limitations	[9]

Pre-Existing Conditions Limitations	[9]

Claim Procedures for Long-Term Care	[9]

Cash Indemnity Benefit Payments	[10]

Effect of Cash Indemnity Benefit Payments	[12]

Additional Information	[14]

Definitions

Terms not defined in this agreement have the meaning given to them in the policy to which this agreement is attached.

activities of daily living

The activities of daily living refer to basic functional abilities that measure the insured’s ability for self-care and ability to live independently without substantial assistance from another individual. The six activities of daily living are:

(1)	Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
(2)

Continence: The ability to maintain control of bowel and bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

(3)	Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.
(4)	Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.
(5)	Toileting: Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
(6)	Transferring: Moving into or out of a bed, chair, or wheelchair.

adult day care

A state licensed or certified program of services provided during the day to chronically ill individuals in a community group setting through an adult day care center that includes:

(1)	care for a specified number of individuals; and
(2)	social or health-related or both types of services; and
(3)	maintenance or personal care services.

The purpose of such a program is to support frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

adult day care center

A facility licensed or certified under state law, if required, to provide adult day care to chronically ill individuals for less than 24 hours per day.

If licensure or certification is not required, an adult day care center is a place that provides assistance with activities of daily living and supervision due to severe cognitive impairment in a physical location outside of any long-term care facility and not in the insured’s home. It must operate no more than 23 hours per day and be able to either administer medication or arrange for such administration through a qualified person.

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assisted living facility

A place which:

(1)	is licensed or certified under state law, where licensing is required to perform the services it is providing; and
(2)	has at least one trained staff member awake and on duty 24 hours per day; and
(3)	provides continuous room and board; and
(4)	provides maintenance or personal care services required by residents due to their inability to perform two or more of the activities of daily living or due to a severe cognitive impairment.

Assisted living facilities do not include hospitals or units, sections or facilities which are independent living units or facilities. Such independent living units or facilities however, will be considered eligible locations for the receipt of home and community care services. Unless otherwise excluded, assisted living facilities include facilities otherwise named, which meet the above criteria, including secure Alzheimer’s facilities or units.

benefit eligibility period

The period in which the insured is eligible for cash indemnity payments for an approved claim, without recertification. This period is determined by us and may be as short as 90 days, and as long as twelve months.

caregiver training

Training for care, that is part of an approved plan of care, provided by a properly accredited medical or instructional institution or by an individual, such as a licensed nurse, who is qualified to provide such training to an individual who is providing informal care.

Examples of such training may include, but are not limited to:

(1)	the proper care and use of medical devices such as catheters, intravenous medications, colostomy bags or suctioning tubes; or
(2)	assistance with medications, bandages, and dressings; or
(3)	the proper performance of various procedures to assist the insured with his or her activities of daily living.

cash indemnity benefit payment account

An account used to track the total dollar amount of cash indemnity benefit payments made. The cash indemnity benefit payment account does not represent any value that you can surrender or take a policy loan against.

The cash indemnity benefit payment account will be increased by the amount of any cash indemnity benefit payments and any death benefit that has been accelerated on the policy outside of this agreement.

chronically ill individual

An insured who has been certified by a licensed health care practitioner within the preceding twelve-month period as:

(1)	being unable to perform, without substantial assistance from another person, at least two activities of daily living due to a loss of functional capacity for a period of at least 90 days; or
(2)	requiring substantial supervision to protect the insured from threats to health and safety due to severe cognitive impairment.

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facility reservation fee

A fee to reserve the insured’s accommodations in any facility that provides services covered under the insured’s plan of care while he or she is temporarily absent during a stay in such facility. The temporary absence can be for any reason with the exception of discharge, including, but not limited to, a hospital stay or spending time with family.

home

An individual’s primary residence, including independent living quarters in a continuing care retirement community or similar entity. It does not include a nursing home, assisted living facility, memory care unit, adult day care center, hospital facility, a facility operated primarily for the treatment of alcoholism, drug addiction, or mental or nervous disorders.

home and community-based care

Includes services provided to the insured through adult day care or home health care.

home health aide

An individual who provides non-medical services, such as assistance with activities of daily living or supervision due to severe cognitive impairment. This individual must be licensed or certified as a home health aide if the state in which the individual practices offers such licensure or certification. If licensure or certification is not available, the individual must be qualified by reason of training or experience according to our standards.

home health care

A program of medical and non-medical services provided to ill, disabled, or infirm persons in their homes through a home health care provider licensed in the state, including:

(1)	professional nursing care by, or under the supervision of, a registered nurse; or
(2)	assistance with activities of daily living, supervision for safety and similar services by a home health aide; or
(3)	therapeutic care services by or under the supervision of a speech, occupational, physical, or respiratory therapist licensed or certified under state law, if required, or a registered dietician; or
(4)	homemaker services.

home health care provider

An individual or provider licensed or certified to provide home health care. This also includes an employee of a hospital active in the capacity of providing care in an insured’s home.

home modification

Services that are part of the approved plan of care that include labor, equipment, and supplies for modifications to the insured’s home that will enhance the insured’s ability to perform the activities of daily living and allow them to remain in his or her home safely.

homemaker services

Necessary assistance with instrumental activities of daily living (meal preparation, light housekeeping, transportation to/from medical appointments and similar services) provided in a home as required pursuant to a plan of care for a chronically ill individual.

hospital

An institution or facility that is licensed as a hospital by the proper authority of the state in which it is located; or accredited as a hospital by the Joint Commission on Accreditation of Hospitals.

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immediate family

A spouse, child, parent, brother, sister, grandparent, grandchild, step-parent, step-child, step-brother, or step-sister of you or the insured.

informal care

Qualified long-term care services provided by non-licensed providers or persons who may or may not be paid for their services but are part of the approved plan of care.

licensed health care practitioner

Any physician, as defined in section 1861(r)(1) of the Social Security Act, registered professional nurse, licensed social worker, or other individual who meets requirements prescribed by the Secretary of the Treasury.

A licensed health care practitioner does not include you, the insured, or a member of your or the insured’s immediate family.

long-term care amount

The long-term care amount represents the maximum total amount of cash indemnity benefits available under this agreement as selected by you in the application, and must equal the policy face amount. This is the amount of your death benefit you can accelerate. The long-term care amount is shown on the policy data pages, and cannot be increased.

long-term care benefit period

The long-term care benefit period is selected by you on the application, is shown on the policy data pages, and cannot be changed after the policy is issued.

long-term care elimination period

The long-term care elimination period begins when the insured is certified as a chronically ill individual. The long-term care elimination period is satisfied when the insured remains a chronically ill individual for 90 calendar days from the date of such certification. The long-term care elimination period has to be satisfied only once while this agreement is in force.

maintenance or personal care services

Any care for which the primary purpose is the needed assistance with any of the disabilities resulting from the insured being a chronically ill individual (including the protection from threats to health and safety due to severe cognitive impairment).

Medicare

The name given to coverage under the federal Health Insurance for the Aged Act, Title XVIII of the Social Security Amendments of 1965 as then constituted or later amended.

nursing care

Services which can only be provided by a licensed professional nurse.

nursing care facility

A facility or institution, other than a hospital, that:

(1)

is licensed or certified by the state in which it is located; and is a separate facility or a distinct part of another health care facility, including an area or unit of a hospital not providing acute care; and

(2)	provides 24-hour per day nursing care under the supervision of a registered nurse or physician; and

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(3)	maintains a daily record for each patient.

If licensure or certification is not required, a nursing care facility will be a facility which meets all other eligibility criteria listed above.

other covered services

Other covered services include caregiver training, home modification, facility reservation fee, and respite care.

plan of care

A written plan for qualified long-term care services prescribed by a licensed health care practitioner based upon an assessment indicating the insured is a chronically ill individual. This plan of care must specify the type, frequency, and most appropriate types of licensed and non-licensed providers for all services the insured requires.

proof of claim

Detailed written documentation satisfactory to us which describes and confirms the insured is a chronically ill individual and is prescribed care that is covered by this agreement. This documentation may include, but is not limited to:

(1)	confirmation of the certification of chronic illness by a licensed health care practitioner;
(2)	copies of medical records;
(3)	copies of the licensed health care practitioner’s daily notes of care;
(4)	copies of the insured’s original and current plan of care.

qualified long-term care services

Services that meet the requirements of Code Section 7702B and provide necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, including informal care and other covered services, which are required by the insured when chronically ill, and are provided pursuant to a plan of care.

respite care

Care services provided for the insured in an institution, in the insured’s home, or in a community-based program on a short-term basis to provide temporary relief for the primary caregiver.

severe cognitive impairment

The deterioration or loss of intellectual capacity, which requires substantial assistance by another person to protect the insured or others from threats to health and safety. Severe cognitive impairment is measured by clinical evidence and standardized tests that reliably measure the insured’s impairment in the following areas:

(1)	short-term or long-term memory; or
(2)	orientation to people, places, or time; or
(3)	deductive or abstract reasoning; or
(4)	judgement as it relates to safety awareness.

Severe cognitive impairment includes Alzheimer’s disease and similar forms of irreversible dementia.

substantial assistance

The hands-on assistance or stand-by physical assistance of another person to protect the insured or others from threats to health or safety (such as may result from wandering) or help with performing the activities of daily living.

(1)	Hands-on assistance means the physical assistance of another person without which the insured would be unable to perform an activity of daily living.

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(2)

Stand-by assistance means the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the insured while he or she is performing an activity of daily living.

substantial supervision

Continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the insured from threats to his or her health or safety (such as may result from wandering) due to severe cognitive impairment.

Benefits

What does this agreement provide?

This agreement provides cash indemnity benefit payments for qualified long-term care services.

What is the amount of the cash indemnity benefit payment?

The cash indemnity benefit payment is a monthly amount chosen by you and is subject to a minimum and maximum.

What is the minimum monthly cash indemnity benefit payment?

The minimum monthly cash indemnity benefit payment is shown on the policy data pages.

What is the maximum monthly cash indemnity benefit payment?

The maximum monthly cash indemnity benefit payment is equal to the long-term care amount divided by the number of months in the long-term care benefit period.

The maximum monthly cash indemnity benefit payment is recalculated any time the long-term care amount is changed.

Can the amount of the cash indemnity benefit payment be changed?

Yes. This amount may only be changed for future cash indemnity benefit payments. The request must be received by us at least 10 business days prior to a payment being made.

Are cash indemnity benefit payments available for qualified long-term care services prescribed to an insured that resides outside of the United States?

Cash indemnity benefit payments are available for qualified long-term care services prescribed outside of the United States, its territories, or possessions (collectively, “United States”). All benefit payments will be made in U.S. dollars.

We do not provide tax or legal advice. You should consult your tax advisor for any potential tax implications.

Charges

Is there a charge for this agreement?

Yes. A monthly charge for this agreement is assessed against the accumulation value. The charge for this agreement is equal to the long-term care cost of insurance rate multiplied by the long-term care net amount at risk. The maximum monthly long-term care cost of insurance rate for this agreement is shown on the policy data pages. The long-term care net amount at risk will equal the greater of zero and the long-term care amount less the cash indemnity benefit payment account minus the accumulation value.

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The cost of insurance rate for this agreement is subject to change. Any change will not result in a cost of insurance rate that exceeds the maximum monthly long-term care cost of insurance rate shown on the policy data pages.

If the cost of insurance rate is adjusted, any such adjustment will be based on future estimated or emerging experience as well as profit considerations. Those experience factors that could cause a change in this cost of insurance rate are interest, mortality, morbidity, persistency, policy duration, taxes, expenses and profit considerations. We will send you a notice in advance of any change in the cost of insurance rate for this agreement as required by state insurance laws or regulations. This notice will be sent to your last known address, and to any designated third party shown in our records.

Eligibility for Cash Indemnity Benefit Payments

What are the eligibility requirements for the cash indemnity benefit payments?

In order for cash indemnity benefit payments to be made, the following requirements must be met and substantiated by documentation that is satisfactory to us:

(1)	the insured must be certified by a licensed health care practitioner within the preceding twelve-month period as being a chronically ill individual, defined as;
●	being unable to perform, without substantial assistance from another person, at least two activities of daily living due to a loss of functional capacity for a period of at least 90 days; or
●	requiring substantial supervision to protect the insured from threats to health and safety due to severe cognitive impairment; and
(2)	the insured must be prescribed qualified long-term care services covered under this agreement which are specified in a plan of care; and
(3)	the plan of care must be submitted to us; and
(4)	the long-term care elimination period must be satisfied; and
(5)	this agreement must be in force.

How long will the insured be eligible for the cash indemnity benefit payments?

The insured will be eligible for the cash indemnity benefit payments during the benefit eligibility period.

Within a benefit eligibility period, if the insured’s condition improves and then relapses it will be deemed a single benefit eligibility period as long as the prescribed qualified long-term care services:

(1)	are for the same condition; and
(2)	are not separated by more than ninety days; and
(3)	occur while this agreement is in force.

A new benefit eligibility period begins when the prior benefit eligibility period ends and the insured continues being prescribed qualified long-term care services, or the insured is prescribed qualified long-term care services for a new condition.

Will recertification as a chronically ill individual be required?

We may require recertification that the insured is a chronically ill individual in the following circumstances:

(1)	after the long-term care elimination period has been satisfied; or
(2)	at the conclusion of a benefit eligibility period.

Will a revised plan of care need to be submitted to us?

A revised plan of care must be submitted to us within 30 days if the insured’s condition changes or the plan of care is revised. We will require an update to the plan of care at least annually, but no more frequently than once every 90 days. Only one plan of care may be in effect at a time.

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You must notify us in writing immediately if the insured no longer meets the benefit eligibility requirements as defined in this agreement.

Will cash indemnity benefit payments be made for similar services prescribed in a state other than the policy’s state of issue?

Yes, so long as those services would have been covered in the policy’s state of issue, regardless of any facility licensing, certification, or registration requirement differences between the states.

Exclusions and Limitations

Are there any exclusions that apply?

You are not eligible to receive benefits if the insured’s long-term care service needs are caused directly or indirectly by, result in whole or in part, from or during, or there is contribution from:

(1)	alcoholism or drug addiction; or
(2)	war or any act of war, while the insured is serving in the military, naval or air forces of any country at war, whether declared or undeclared; or
(3)	active service in the armed forces or units auxiliary thereto; or
(4)	the insured’s active participation in a riot, insurrection, or terrorist activity; or
(5)	committing or attempting to commit a felony; or
(6)	any attempt at suicide, or intentionally self-inflicted injury, while sane or insane.

Pre-Existing Condition Limitations

Pre-existing condition limitations refer to any condition or disease for which the insured received medical advice or treatment within six months preceding the effective date of this agreement for that same condition or disease or a related condition or disease. There does not need to be a specific diagnosis for the condition or disease for it to be considered a pre-existing condition.

We will not pay benefits for a pre-existing condition or disease that is not disclosed in the application for a period of six months from the effective date of this agreement. A pre-existing condition during the first six months that this agreement is in force will not be counted toward the satisfaction of the long-term care elimination period.

Claim Procedures for Long-Term Care

How do you notify us of a claim?

Written notice of claim must be sent to us at our home office or any place we designate. The notice should include your name, the insured’s name, and policy number.

What documentation must be submitted?

Once notice of claim is received, we will send you a proof of claim form to complete and return to us. If this form is not sent to you within 15 days of our receipt of written notice of claim, you may submit the proof of claim requirements to begin the claim review process. Proof of claim must be received within the time limit stated below.

Is there a time limit on providing proof of claim?

Yes. Proof of claim must be provided to us at our home office or any place we designate within 90 days after notice of claim is received.

If it was not reasonably possible to provide proof of claim within 90 days, we shall not reduce or deny the claim if the proof is given no later than one year from the time the notice of claim is received. After one year, a new notice of claim must be provided, unless the delay is due to severe cognitive impairment or loss of functional capacity.

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How will we notify you of our claim decision?

We will notify you in writing of our claim decision. The decision will be based on the provisions of this agreement and the information given by you, the insured, the insured’s licensed health care practitioner, and other available sources.

Is there an appeals process if the claim is denied?

Yes. Details and requirements of the appeal process will be provided with the written notice of a denied claim. To appeal the claim decision, you or your representative must send us a written request which includes the following information:

(1)	policy number; and
(2)	insured’s name, address, telephone number; and
(3)	owner’s name, relationship to the insured, and address and telephone number, if different from the insured; and
(4)	reason(s) for disputing the claim decision; and
(5)	documentation to support your appeal.

No special form is needed for this appeal.

We will make a decision on your appeal within 10 business days of receiving your written request. Once we have made a decision, we will notify you within three business days.

All aspects of this appeals process will be consistent with the applicable laws and regulations of the state where the agreement was delivered or issued for delivery.

Do we have the right to obtain independent medical verification?

Yes. We may require the insured to be medically examined to verify the insured is a chronically ill individual and that the plan of care is appropriate and consistent with generally accepted standards. We may do this as often as reasonably required.

If we request independent medical verification we will do so at our own expense.

Is there a time limit on legal action?

Yes. Legal action may not be brought to recover under this agreement within 60 days after proof of claim has been provided as required by this agreement. No such action may be brought after the expiration of the applicable statute of limitations from the time proof of claim is required to be provided.

Any legal action brought to recover under this agreement must conform to the laws of the state in which the agreement was delivered or issued for delivery.

Are there additional requirements if qualified long-term care services are being prescribed outside of the United States?

The written notice of claim and proof of claim must be provided in English at no expense to us. The insured is not required to return to the United States for certification, however, the licensed health care practitioner providing the certification must be licensed to practice in the United States.

Cash Indemnity Benefit Payments

To whom will cash indemnity benefit payments be made?

All cash indemnity benefit payments will be made to you or your estate.

When will cash indemnity benefit payments be made?

The cash indemnity benefit is payable after the claim has been approved and the insured has met the eligibility requirements. Payment will be made on a monthly schedule that is agreed to between you and

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us.

How long will cash indemnity benefit payments be made?

Cash indemnity benefit payments will be made until:

(1)	the balance of the cash indemnity benefit payment account is equal to the long-term care amount; or
(2)	the insured is no longer eligible for cash indemnity benefits; or
(3)	we receive your request to cancel your cash indemnity benefit payment(s); or
(4)	the insured dies.

Can a cash indemnity benefit payment be made prior to the long-term care elimination period being satisfied?

Yes. Upon request and provided all other eligibility requirements are met, a cash indemnity benefit payment can be made for caregiver training and/or home modifications. Payment will be limited to the maximum benefit amount for caregiver training and home modification, as shown on the policy data pages.

Will cash indemnity benefit payments be made retroactively?

No. However if notice of claim is delayed due to a severe cognitive impairment, you may request retroactive payment of cash indemnity benefit payments. We may require documentation, including medical records, verifying the date the insured was certified as a chronically ill individual due to severe cognitive impairment. These benefits may be paid retroactively up to twelve months from the date we receive notice of claim. We will not make cash indemnity benefit payments prior to when this claim’s benefit eligibility period would have begun.

What happens if cash indemnity benefit payments are overpaid?

If cash indemnity benefit payments are overpaid you may return the overpayment amount to us or we have the right to recover any overpayment of cash indemnity benefit payments. The cash indemnity benefit payment account will be reduced by any overpayment that you return to us.

We will recover any overpayment by withholding any future cash indemnity benefit payments until full recovery has been made. If there are not sufficient unpaid cash indemnity benefit payments to allow for full recovery, we will bill you for the remaining amount.

At the time of the insured’s death if there is an outstanding overpayment of cash indemnity benefit payments, you, or your legal representative, may return the overpayment to us prior to our payment of the death proceeds.

What happens if the insured dies while cash indemnity benefit payments are being made?

A cash indemnity benefit payment will be made for the month in which the insured dies.

Are requests for new policy loans allowed while cash indemnity benefit payments are being made?

No.

What is required to receive cash indemnity benefit payments if the policy has an irrevocable beneficiary?

Prior to beginning cash indemnity benefit payments, we will require a written release from any irrevocable beneficiary.

What happens to the long-term care amount if the face amount of the policy is reduced?

If the face amount of the policy is reduced, the long-term care amount will equal the new face amount.

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What happens to the long-term care amount if a partial surrender is taken?

If a partial surrender occurs, the long-term care amount will equal the lesser of the long-term care amount that was in effect immediately prior to the partial surrender and the new face amount.

How is your maximum monthly cash indemnity benefit payment affected after receiving a terminal illness benefit payment?

After receiving a terminal illness benefit payment, your maximum monthly cash indemnity benefit payment is equal to ((1) – (2)) ÷ ((3) ÷ (4)) where:

(1)	is the long-term care amount;
(2)	is the cash indemnity benefit payment account;
(3)	is the long-term care amount less the sum of the cash indemnity benefit payments; and
(4)	is the maximum monthly long-term care amount prior to the terminal illness benefit payment.

Does a terminal illness benefit payment impact the long-term care amount?

No.

Effect of Cash Indemnity Benefit Payments

Do the cash indemnity benefit payments affect the death benefit?

No. However, cash indemnity benefit payments will reduce the death proceeds by the amount of the cash indemnity benefit payments.

What happens to the policy if 100% of the long-term care amount has been paid?

If 100% of the long-term care amount has been paid, the policy will remain in force with the following conditions:

(1)	the death benefit will be equal to the minimum death benefit shown on the policy data pages; and
(2)	the death benefit cannot be accelerated through an additional agreement; and
(3)	no policy changes can be made; and
(4)	no additional policy loans can be taken; and
(5)	the minimum death benefit will be reduced by any overpayment of benefit amounts; and
(6)	no additional premiums can be paid; and
(7)	no additional premiums can be waived under a waiver of premium agreement; and
(8)	no additional charges will be assessed against the accumulation value; and
(9)	the accumulation value goes to zero.

Do cash indemnity benefit payments affect the accumulation value?

Yes. The accumulation value is reduced by:

(1)	the accumulation value; multiplied by
(2)	the cash indemnity benefit payment; divided by
(3)	the face amount less the cash indemnity benefit payment account .

If your policy has a minimum accumulation value, the minimum accumulation value will be adjusted in the same manner as the accumulation value.

Do cash indemnity benefit payments affect the planned premium?

No.

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Do cash indemnity benefit payments affect the cost of insurance rate?

No.

Do cash indemnity benefit payments impact the net amount at risk on the policy?

Yes. When calculating the net amount at risk on the policy the death benefit amount will be reduced by the sum of the cash indemnity benefit payments.

Do cash indemnity benefit payments affect a NLGA Value?

Yes. If your policy has a No Lapse Guarantee Agreement attached, any NLGA Value will be adjusted in the same manner as the accumulation value.

Does a policy loan affect cash indemnity benefit payments?

Yes. If the policy has an outstanding policy loan, a portion of each cash indemnity benefit payment will be applied to repay the policy loan. The amount of the cash indemnity benefit payment applied to the policy loan is equal to the lesser of the cash indemnity benefit payment and the sum of:

(1)	the policy loan interest due at the time of the benefit payment; plus
(2)	the policy loan immediately prior to the benefit payment; multiplied by (a) divided by (b) where:
(a)	is the cash indemnity benefit payment; and
(b)	is the long-term care amount minus the cash indemnity benefit payment account immediately prior to the cash indemnity benefit payment.

What happens to the accumulation value in the sub-accounts of the variable separate account of the policy when cash indemnity benefit payments begin?

If you have accumulation value in sub-accounts of the variable separate account when cash indemnity benefit payments begin, we will automatically transfer such value to the guaranteed interest account as of the date cash indemnity benefit payments begin.

What happens to the accumulation value of the policy in an indexed account segment when cash indemnity benefit payments begin?

If you have accumulation value in indexed accounts when cash indemnity benefit payments begin, we will automatically transfer such value to the fixed account at the end of the segment term following the date cash indemnity benefit payments begin.

What happens to the accumulation value of the policy if cash indemnity benefit payments are no longer being made?

The accumulation value will remain in the guaranteed interest account or the fixed account unless you request a transfer.

What happens to your premium allocations when cash indemnity benefit payments are being made?

While cash indemnity benefit payments are being made, all premium payments will be allocated to the guaranteed interest account or the fixed account.

What happens to your premium allocations if cash indemnity benefit payments are no longer being made?

If cash indemnity benefit payments are no longer being made, premiums will continue to be allocated to the guaranteed interest account, or the fixed account, unless you submit new premium allocation instructions.

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What happens to the policy loan when cash indemnity benefit payments begin?

If you have a policy loan with a variable or indexed interest rate, we will automatically change the loan to a fixed interest rate loan. We will also automatically transfer accumulation value to the fixed loan account in the amount of the Indebtedness.

Will the charges for this agreement be waived if benefits are being paid?

Yes, we will waive charges for this agreement if benefits are being paid.

Will other policy charges be waived if benefits are being paid?

No. However, if the accumulation value goes to zero while benefits are being paid, we will waive all policy and agreement charges that would otherwise be assessed against the accumulation value.

When will the cash indemnity benefit payments terminate?

The cash indemnity benefit payments will terminate on the earliest of :

(1)	the date that 100% of the long-term care amount has been paid; or
(2)	the date we receive notification that the insured is no longer a chronically ill individual; or
(3)	the insured is no longer a chronically ill individual upon recertification at the end of the current benefit eligibility period; or
(4)	the date the policy is surrendered or terminates; or
(5)	the date we receive your request to cancel this agreement; or
(6)	the date of the insured’s death.

Additional Information

What policy changes are not permitted with this agreement?

The following policy changes are not permitted with this agreement:

(1)	increases to the face amount; and
(2)	changes in death benefit option; and
(3)	a face decrease that results in a face amount less than the cash indemnity benefit payment account.

Can you assign your policy if the policy contains this agreement?

No. Pursuant to Code Section 7702B, a policy providing qualified long-term care insurance benefits may not provide for cash surrender value proceeds or other money that can be paid, assigned, or pledged as collateral for a loan. Accordingly, the policy to which this agreement is attached, may not be assigned.

What if the insured’s age or sex (if applicable) is misstated?

If the insured’s age or sex (if applicable) has been misstated on the application, we may at any time adjust your benefits and/or charges based on the insured’s correct age or sex (if applicable). The amount payable as a benefit shall be such as the charges assessed would have purchased at the correct age or sex (if applicable).

If any benefits were underpaid, based on the insured’s correct age or sex (if applicable), we will make additional payments. Any benefits overpaid to you based on the insured’s correct age or sex (if applicable) will be recovered according to the provisions of this agreement.

Is this agreement subject to the incontestability provision of the policy?

Yes. The contestable period for this agreement will be measured from the effective date of this agreement.

However, during the first six months of coverage, a misstatement by you or the insured in any application may be used to rescind or cancel the policy or deny an otherwise valid claim if the misrepresentation is material to the acceptance for coverage. After the first six months, but before the end of the first twenty-

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four months, we may take such action only if the misstatement was material to both the issuance of the agreement and the claim for which benefits are being sought. After the agreement has been in force for twenty-four months from the effective date of the agreement, we can take such action only if we can prove that you or the insured knowingly and intentionally misrepresented relevant facts relating to the insured’s health.

No benefits will be paid under this agreement if it is rescinded or canceled.

In the event of the insured’s death, this provision will not apply to the remaining death benefit payable under the policy which will be governed by the incontestability provision in the policy.

When does this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date the policy is surrendered or terminates; or
(2)	the date we receive your request to cancel this agreement; or
(3)	the date of the insured’s death.

Termination of long-term care insurance shall be without prejudice to any benefits payable for institutionalization if such institutionalization began while the long-term care insurance was in force and continues without interruption after termination. Such extension of benefits beyond the period the long-term care insurance was in force may be limited to the duration of the benefit period, if any, or to payment of the maximum benefits and may be subject to any policy waiting period, and all other applicable provisions of the policy.

How can you protect this agreement from unintentional lapse?

In addition to yourself, you have the right to designate a person who is to receive the required payment reminder notice and the lapse notice. You may designate this person on the application or by written request. We will notify you of the right to change this written designation no less often than once every two years.

Can this agreement be reinstated?

Yes. This agreement will be reinstated if all of the reinstatement conditions stated in the policy have been satisfied. The effective date of the agreement will be the same as the effective date of the reinstated policy.

There is an alternative option to reinstate the policy to which this agreement is attached and this agreement when reinstatement is requested due to severe cognitive impairment or loss of functional capacity unless the policy has terminated because the surrender value has been paid.

Under this alternative reinstatement, we will reinstate the policy and all agreements attached to it if all of the following conditions are met:

(1)	we receive written request for reinstatement from you or a designated third party who can act on your behalf; and
(2)	the written request is received at our home office or any place we designate within six months after the termination date; and
(3)	we receive proof satisfactory to us that the insured had a severe cognitive impairment or a loss of functional capacity that existed prior to the lapse; and
(4)	you meet all the policy reinstatement requirements; however, you will not be required to provide evidence of insurability.

If you do not meet the requirements under this reinstatement alternative, you may request to reinstate the policy under the standard reinstatement requirements identified in the policy.

What are your rights under the reinstated agreement?

The reinstated agreement shall maintain the same rights, provisions, and benefits as contained in the

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agreement prior to termination. The reinstated agreement shall provide coverage for cognitive impairment or loss of functional capacity that occurs after the date of reinstatement.

Does this agreement conform to Interstate Insurance Product Regulation Commission Standards?

Yes. This agreement was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of this agreement that on the provision’s effect date is in conflict with applicable Interstate Insurance Product Regulation Commission standards for this product type in effect as of the provision’s effective date of Commission agreement approval, is hereby amended to conform to the applicable Interstate Insurance Product Regulation Commission standards in effect as of the provision’s effect date of Commission agreement approval.

[

Secretary	President]

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